SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2006
Commission File Number: 000-30586
IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)
Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F- ☐ Form 40-F- ☐
* The registrant files annual reports under cover of Form 10-K
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K incorporates by reference the exhibits attached hereto.

Exhibit	Title

1	Management Proxy Circular
2	Proxy
3	Electronic Shareholder Consent
4	Supplemental Return Card
5	Notice of Meeting
6	Letter to Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: March 31, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Exhibit 1

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE ENERGY INC.
DATED: MARCH 17, 2006

IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 4, 2006
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 – 999 Canada Place, Vancouver, British Columbia on Thursday, May 4, 2006, at 1:30 PM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2005 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed March 23, 2006 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular and a Form of Proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2005, and the auditor’s report thereon, were mailed to shareholders on or about March 31, 2006.
A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the Form of Proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 17th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Beverly A. Bartlett”
Beverly A. Bartlett
Corporate Secretary

IVANHOE ENERGY INC.
Suite 654 – 999 Canada Place
Vancouver, British Columbia V6C 3E1
MANAGEMENT PROXY CIRCULAR
This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of IVANHOE ENERGY INC. (the “Company”) for use at the Annual Meeting (the “Meeting”) of its shareholders to be held on May 4, 2006, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at March 17, 2006.
SOLICITATION OF PROXIES
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited by directors, officers and regular employees of the Company personally, by telephone, or by means of electronic communication.
All costs of this solicitation will be borne by the Company.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying Form of Proxy or by completing another suitable Form of Proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to (604) 688-4301 or (416) 368-2502, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a form of proxy may revoke it
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the form of proxy is to be used,

(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the form of proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.
A revocation of a form of proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder. The form of proxy will confer discretionary authority on the nominees named therein with respect to
(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the form of proxy, the nominees named in the accompanying form of proxy will vote shares represented by the form of proxy at their own discretion for the approval of such matter.
As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers, securities brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the form of proxy. In this case, the Non-Registered Shareholder who wishes to submit a form of proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Company are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTES NECESSARY TO PASS RESOLUTIONS
The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by form of proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass all special resolutions.
Shareholders will be asked to elect directors and appoint an auditor for the ensuing year. If there are more nominees for election as directors or appointment as the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company or is a proposed nominee for election as a director of the Company (or an associate or affiliate of such director, director nominee or executive officer) at any time since the beginning of the Company’s last financial year in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Company has an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of preference shares without par value.
As of March 17, 2006 the Company had outstanding 229,430,769 fully paid and non-assessable common shares without par value, each carrying the right to one vote. As of such date, there were no preference shares issued and outstanding.
A holder of record of one or more common shares on the securities register of the Company at the close of business on Thursday, March 23, 2006, (the “Record Date”) who either attends the Meeting personally or deposits a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have such common shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such common shares after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred common shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the Company’s directors and executive officers, as at March 17, 2006 the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, the approximate number of common shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by such shares and the share ownership by the current directors and executive officers of the Company as a group are:

			Percentage of
	Number		Shares
Name and Address	of Shares		Outstanding
Robert M. Friedland Hong Kong	46,611,725	(1)	20.31%

Directors and Executive Officers as a Group	60,762,227	(2)(3)	25.86%

(1)	417,105 common shares are held directly by Mr. Friedland. 46,611,725 common shares are held indirectly, through Newstar Securities SRL (as to 36,728,448 common shares), Premier Mines SRL (as to 5,771,172 common shares) and Evershine SRL (as to 3,728,448 common shares), companies controlled by Mr. Friedland.

(2)	Includes 5,516,667 unissued common shares issuable to directors and executive officers upon exercise of incentive stock options.

(3)	Includes 46,611,725 shares held directly and indirectly by Robert M. Friedland.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table sets forth information on all of the equity compensation plans of the Company under which common shares of the Company are authorized for issuance as at December 31, 2005:

Number of securities
remaining available
	Number of		for future issuance
	securities to be		under equity
	issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding securities
	outstanding options,	outstanding options,	reflected in column
	warrants and rights	warrants and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	10,278,388	CDN$2.21	2,803,256
Equity compensation plans not approved by securityholders	—	—	—
Total	10,278,388	CDN$2.21	2,803,256
Employees’ and Directors’ Equity Incentive Plan
The Company’s Employees’ and Directors’ Equity Incentive Plan, as amended (the “Plan”) consists of three component plans: a common share option plan (the “Share Option Plan”), a common share bonus plan (the “Share Bonus Plan”), and a common share purchase plan (the “Share Purchase Plan”). The purpose of the Plan is to advance the Company’s corporate interests by encouraging equity participation by its directors, officers, employees and service providers through the acquisition of the Company’s common shares.
The following is a brief description of the terms of the Plan.
          Share Option Plan
The Share Option Plan allows the board of directors to grant options to acquire common shares of the Company in favor of the Company’s directors, officers, employees and service providers. Options are subject to adjustment in the event of a subdivision or consolidation of the Company’s common shares, an amalgamation, or other corporate event affecting the Company’s common shares. Participation in the Share Option Plan is limited to directors, officers, employees and service providers who are, in the opinion of the Company’s board of directors, in a position to contribute to the Company’s future growth and success.
In determining the number of common shares of the Company made subject to an option, the Company considers, among other things, the optionee’s relative present and potential contribution to the Company’s success and to the prevailing policies of each stock exchange on which the Company’s common shares are listed. The board of directors determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and the exercise period. The minimum exercise price of any option granted under the Share Option Plan is the weighted average price of the Company’s common shares on the principal stock exchange on which the common shares trade for the five trading days prior to the date of grant.
Unless earlier terminated upon an optionee’s death or termination of employment or appointment, options may be exercisable for a period of up to ten years. The Company may, in its discretion, accelerate unvested options if a take-over bid is made for the Company’s common shares.
          Share Bonus Plan
The Share Bonus Plan permits the Company’s board of directors to issue up to an aggregate maximum of 2,000,000 common shares as bonus awards to the Company’s directors, officers, employees and service providers on a discretionary basis having regard to such merit criteria as the board of directors may determine. As at December 31, 2005, there were 853,210 common shares available to be issued from the

Share Bonus Plan.
Share Purchase Plan
Participation in the Share Purchase Plan is limited to employees who have completed at least one year (or less, at the discretion of the board of directors) of continuous service on a full-time basis and who are designated by the board of directors as eligible to participate in the Share Purchase Plan.
Eligible employees may contribute up to 10% of their annual basic salary to the Share Purchase Plan in semi-monthly installments. The Company then makes contributions on a quarterly basis equal to the employee’s contribution.
At the end of each calendar quarter, the eligible employee receives a number of the Company’s common shares equal to the aggregate amount contributed by the employee participant and by the Company, on the participant’s behalf, divided by the weighted average trading price of the Company’s common shares on its principal stock exchange during the previous three months.
The Share Purchase Plan component of the Plan has not yet been activated.
General
The aggregate maximum number of common shares which the Company may issue, or reserve for issuance under the Plan, is currently 20,000,000 common shares. Any increase is subject to Toronto Stock Exchange (“TSX”) approval and approval by the Company’s shareholders. The maximum number of common shares which the Company may, at any time, reserve for issuance to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company. As at December 31, 2005, there were 2,803,256 common shares of the Company available to be issued from the Plan.
The Company’s board of directors has the right to amend, modify or terminate the Plan. However, any amendment to the Plan that would materially increase the benefits under the Plan, materially modify the requirements as to eligibility for participation in the Plan or materially change the number of the Company’s common shares that may be issued or reserved for issuance under the Plan is subject to TSX approval and the approval of the Company’s shareholders.
ELECTION OF DIRECTORS
The Company’s articles provide that the number of directors of the Company will be a minimum of three and a maximum of eleven. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company or, if no director is then elected, until a successor is elected.
Management’s nominees for election as directors are as follows:

David R. Martin Chairman and Director since 1998

Robert M. Friedland Director since 1995 Deputy Chairman since 1999

E. Leon Daniel Director since 1999 President and Chief Executive Officer of the Company since 1999

Shun-ichi Shimizu Director since 1999

Howard Balloch Director since 2002 Member of Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee since 2002

R. Edward Flood Director since 1999 Member of Compensation Committee since 2000 Member of Nominating and Corporate Governance Committee since 2003

J. Steven Rhodes Director since 2003 Member of Compensation Committee and Nominating and Corporate Governance Committee since 2003

Dr. Robert G. Graham Director since 2005

Robert A. Pirraglia Director since 2005 Member of Audit Committee since 2005

Brian F. Downey Director since 2005 Chair of Audit Committee since 2005
The following table sets out the names of management’s nominees for election as directors and the states and countries of their residence, the current and initial offices and positions with the Company or a subsidiary of the Company that each nominee now holds and, if applicable, then held, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction, as at March 17, 2006.

			Shares
			Beneficially
		Period a	Owned,	Stock
	Principal Occupation, Business or	Director of the	Controlled or	Options
Name and Position	Employment (1)	Company	Directed (1)(2)	Held
David R. Martin Chairman and Director Santa Barbara, CA USA	Chairman of the Board (August 1998 — present), Ivanhoe Energy Inc.; President, Cathedral Mountain Corporation (1997 — present)	Since August 1998	965,393	3,400,000

Robert M. Friedland Deputy Chairman and Director Hong Kong	Chairman and President, Ivanhoe Capital Corporation, a Singapore-based venture capital company principally involved in establishing and financing international mining and exploration companies, Chairman and Director, Ivanhoe Mines Ltd. (March 1994 — present)	Since February 1995	46,611,725	Nil

E. Leon Daniel President and Chief Executive Officer and Director Park City, Utah USA	President and Chief Executive Officer (June 1999 — present), Ivanhoe Energy Inc.	Since August 1998	633,217	666,667

R. Edward Flood (4) (5) Director Sun Valley, Idaho USA	Deputy Chairman and Director (June 1999 — present), Ivanhoe Mines Ltd.	Since June 1999	25,029	100,000

Shun-ichi Shimizu Director Tokyo, Japan	Managing Director C.U.E. Management Consulting Ltd. (1994 — present)	Since July 1999	97,500	Nil

			Shares
			Beneficially
		Period a	Owned,	Stock
	Principal Occupation, Business or	Director of the	Controlled or	Options
Name and Position	Employment (1)	Company	Directed (1)(2)	Held
Howard Balloch (3) (4) (5) Director Beijing, China	President, The Balloch Group (July 2001 — present), President, Canada China Business Council (July 2001 — present),	Since January 2002	Nil	200,000

J. Steven Rhodes (4) (5) Director Los Angeles, CA USA	Chairman and Chief Executive Officer, Claiborne-Rhodes, Inc. (2001 — present)	Since December 2003	Nil	290,000

Dr. Robert G. Graham (6) Director Nepean, Ontario Canada	President and Chief Executive Officer, Ensyn Corporation, (April 2005 — present). Previously, Chairman and Chief Executive Officer, Ensyn Group, Inc.	Since April 2005	6,448,755	150,000

Robert A. Pirraglia (3) (6) Director Belmont, MA USA	Chief Operating Officer and Vice President, Ensyn Corporation (April 2005 — present). Previously, Chief Operating Officer, Ensyn Group, Inc.	Since April 2005	300,834	200,000

Brian F. Downey (3) Director Lake in the Hills, Illinois USA	President, Downey & Associates Management Inc. (July 1986 — present); Financial Advisor, Lending Solutions, Inc. (January 2002 — present)	Since July 2005	Nil	150,000

(1)	The information as to principal occupation, business or employment of and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating and Corporate Governance Committee

(5)	Member of the Compensation Committee

(6)	Under the terms of an Agreement and Plan of Merger dated December 15, 2004 among the Company, Ivanhoe Merger Sub, Inc. and Ensyn Group, Inc. (“Ensyn”), the Company granted to Ensyn the right to designate two individuals for appointment to the Company’s board of directors and agreed to use its reasonable best efforts to nominate Ensyn’s designees for re-election to the Company’s board of directors annually for at least five years. Ensyn’s designees, Dr. Robert Graham and Mr. Robert Pirraglia, were appointed to the Board of Directors on April 15, 2005.
Additional information with respect to stock options held by management’s nominees for directors is as follows:

Securities Under
Options Vested/
Name	Unvested	Vested	Unvested
DAVID R. MARTIN	3,400,000 / NIL	3,400,000 granted Aug. 24, 1998, expire Aug. 24, 2008.	n/a

ROBERT M. FRIEDLAND	NIL	n/a	n/a

E. LEON DANIEL	266,667/ 400,000	166,667 granted Aug. 25, 1998 at CDN $0.50, expire Aug. 25, 2008. 100,000 granted May 5, 2005 at US$2.42, expire May 5, 2010.	n/a 400,000 granted May 5, 2005 at US$2.42, expire May 5, 2010.

R. EDWARD FLOOD	40,000 / 60,000	30,000 granted Dec. 02, 2003 at CDN $5.37, expire Dec. 02, 2008. 10,000 granted May 5, 2005 at US$2.42, expire May 5, 2010.	20,000 granted Dec. 02, 2003 at CDN $5.37, expire Dec. 02, 2008. 40,000 granted May 5, 2005 at US$2.42, expire May 5, 2010.

SHUN-ICHI SHIMIZU	NIL	n/a	n/a

HOWARD BALLOCH	140,000 / 60,000	100,000 granted Jan. 28, 2002 at CDN $3.25, expire Jan. 28, 2007. 30,000 granted Dec. 02, 2003 at CDN $5.37, expire Dec. 02, 2008. 10,000 granted May 05, 2005 at CDN $3.01, expire May 05, 2010.	n/a 20,000 granted Dec. 02, 2003 at CDN $5.37, expire Dec. 02, 2008. 40,000 granted May 05, 2005 at CDN $3.01, expire May 05, 2010.

J. STEVEN RHODES	100,000 / 190,000	90,000 granted Dec. 01, 2003 at CDN $5.37, expire Dec. 01, 2008. 10,000 granted May 05, 2005 at US$2.42, expire May 05, 2010.	60,000 granted Dec. 01, 2003 at CDN $5.37, expire Dec. 01, 2008. 40,000 granted May 05, 2005 at US$2.42, expire May 05, 2010. 90,000 granted July 30, 2004 at US$1.50, expire July 29, 2009.

ROBERT G. GRAHAM	30,000 / 120,000	30,000 granted May 05, 2005 at CDN $3.01, expire May 05, 2010.	120,000 granted May 05, 2005 at CDN $3.01, expire May 05, 2010.

ROBERT A. PIRRAGLIA	40,000 / 160,000	40,000 granted May 05, 2005 at US$2.42, expire May 05, 2010.	160,000 granted May 05, 2005 at US$2.42, expire May 05, 2010.

BRIAN DOWNEY	30,000 / 120,000	30,000 granted July 22, 2005 at US$2.32, expire July 22, 2010.	120,000 granted July 22, 2005 at US$2.32, expire July 22, 2010.
     Management’s nominees for director also serve as directors of the following public companies:

Robert M. Friedland	Ivanhoe Mines Ltd. (TSX; NYSE; NASDAQ)

R. Edward Flood	Ivanhoe Mines Ltd. (TSX; NYSE; NASDAQ); Jinshan Gold Mines Inc. (TSX-V); Asia Gold Corp (TSX-V); American Gold Capital Corp (TSX-V)

Howard R. Balloch	Ivanhoe Mines Ltd. (TSX; NYSE; NASDAQ); Methanex Corporation (TSX; NASDAQ); Zi Corporation (TSX; NASDAQ); Tiens Biotech Group (OTCBB); Gobi Gold Inc. (TSX-V)

Independence of the Board
The following table sets forth the independence status of the Directors of the Company pursuant to the rules of the Canadian Securities Administrators, the governance standards of the NASDAQ Stock Market, and the U.S. Sarbanes-Oxley Act of 2002, as more fully discussed under “Corporate Governance — Board Composition” below.

Independent Directors	Non-Independent Directors
R. Edward Flood	David R. Martin(1)

Howard R. Balloch	E. Leon Daniel(2)

J. Steven Rhodes	Robert M. Friedland(3)

Robert A. Pirraglia	Dr. Robert G. Graham(4)

Brian F. Downey	Shun-ichi Shimizu(5)

(1)	Mr. Martin is the executive Chairman of the Company.

(2)	Mr. Daniel is the President and Chief Executive Officer of the Company.

(3)	Mr. Friedland is presently considered not to be independent for the reasons set forth in Schedule “A” – Corporate Governance Practices, Item 1(a).

(4)	Dr. Graham is presently considered not to be independent for the reasons set forth in Schedule “A” – Corporate Governance Practices, Item 1(a).

(5)	Mr. Shimizu is presently considered not to be independent for the reasons set forth in Schedule “A” – Corporate Governance Practices, Item 1(a).
Board Committees
The committees of the Board of Directors of the Company consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The members of the Audit Committee are Brian Downey (Chair), Howard Balloch and Robert Pirraglia. The members of the Compensation Committee and the Nominating and Corporate Governance Committee are Howard Balloch (Chair), Edward Flood and Steven Rhodes.
Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2005:

Board of Directors	5

Audit Committee	4

Compensation Committee	4

Nominating and Corporate Governance Committee	4

During 2005, two meetings of the Board and two meetings of each of the Committees were held by teleconference. In addition, 27 resolutions in writing of the Board were passed in 2005. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.
Attendance of Board and Committee Members
The following table summarizes the attendance of Board and Committee members during the year ended December 31, 2005:

								% of
								Nominating
						% of	Nominating	&
						Compensation	& Corporate	Corporate
		% of	Audit	% of Audit	Compensation	& Benefits	Governance	Governance
	Board	Board	Committee	Committee	Committee	Committee	Committee	Committee
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
David R. Martin(1)	5	100%	n/a	n/a	n/a	n/a	n/a	n/a
Robert M. Friedland(1)	3	60%	n/a	n/a	n/a	n/a	n/a	n/a
E. Leon Daniel(1)	4	80%	n/a	n/a	n/a	n/a	n/a	n/a
R. Edward Flood(6)	3	60%	3	100%	4	100%	4	100%
Shun-Ichi Shimizu(1)	5	100%	n/a	n/a	n/a	n/a	n/a	n/a
Howard Balloch	5	100%	4	100%	4	100%	4	100%
J. Steven Rhodes	4	80%	2	100%	4	100%	4	100%
Robert G. Graham(1) (5)	3	100%	n/a	n/a	n/a	n/a	n/a	n/a
Robert A. Pirraglia(3)(5)	3	100%	2	100%	n/a	n/a	n/a	n/a
Brian Downey(2)	2	100%	2	100%	n/a	n/a	n/a	n/a
J. Carver(4)	2	100%	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Messrs. Friedland, Martin, Daniel, Shimizu and Graham are not members of any Committee of the Board.

(2)	Mr. Downey joined the Board of Directors and the Audit Committee on July 22, 2005.

(3)	Mr. Pirraglia joined the Audit Committee on June 22, 2005.

(3)	Mr. Carver resigned from the Board on April 12, 2005.

(5)	Messrs. Graham and Pirraglia joined the Board on April 12, 2005.

(6)	Mr. Flood resigned from the Audit Committee on July 22, 2005.

EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of the Company’s Chief Executive Officer and Chief Financial Officer as at December 31, 2005, and each of the Company’s three most highly compensated executive officers whose annual compensation exceeded CDN$150,000 in the year ended December 31, 2005 (collectively, the “Named Executive Officers”). During the year ended December 31, 2005, the aggregate compensation paid to all executive officers of the Company whose annual compensation exceeded CDN$40,000 was US$1,264,340.
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2005, 2004 and 2003 to each of the Named Executive Officers:
SUMMARY COMPENSATION TABLE ($US)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Shares or
					Under	Share
					Options/	Units
				Other	SARs	Subject to		All Other
Name and				Annual	Granted	Resale	LTIP	Compen-
Principal Position	Year	Salary	Bonus(6)	Compensation	(#)	Restrictions	Payouts	sation(7)
E. Leon Daniel	2005	340,000	—	—	500,000	—	—	16,200
President & Chief Executive	2004	300,000	90,000	—	—	—	—	12,792
Officer(1)	2003	332,610	81,123	—	—	—	—	9,792
David R. Martin	2005	270,000	—	—	—	—	—	16,200
Chairman(2)	2004	200,000	60,000	—	—	—	—	12,792
	2003	205,562	54,082	—	—	—	—	9,792
Patrick Chua	2005	144,000	27,000	—	—	—	—	—
Executive Vice President(3)	2004	144,000	—	—	—	—	—	—
	2003	144,000	32,449	—	—	—	—	—
Gerald Moench	2005	174,460	51,480	—	—	—	—	—
Executive Vice President(4)	2004	165,000	41,250	—	—	—	—	—
	2003	150,000	33,801	—	—	—	—	—
W. Gordon Lancaster	2005	225,000	—					—
Chief Financial Officer(5)	2004	200,000	60,000	—	250,000	—	—	—

(1)	Mr. Daniel was appointed President and Chief Executive Officer in June 1999, and has been a director of the Company since August 1998.

(2)	Mr. Martin has been Chairman and one of the Company’s directors since August 1998.

(3)	Mr. Chua was appointed an Executive Vice President in June 1999.

(4)	Mr. Moench was appointed an Executive Vice President in June 1999.

(5)	Mr. Lancaster was appointed Chief Financial Officer effective January 2004.

(6)	Bonuses earned in 2003, 2004 and 2005 were payable in cash and common shares of the Company from the Employees and Directors’ Equity Incentive Plan at fair market value on the date of approval by the Compensation Committee.

(7)	This amount represents the Company’s matching contribution to the 401(k) plan, a U.S. defined contribution retirement plan available to U.S. employees.

Long Term Incentive Plan
The Company does not presently have a long-term incentive plan for any of its executive officers, including its Named Executive Officers.
Options and Stock Appreciation Rights (SARs)
During the financial year ended December 31, 2005, Mr. Daniel received an incentive stock option to acquire 500,000 common shares of the Company, which vest over 4 years and expire on the 5th anniversary of the date of grant. No other stock options or SAR’s were granted to the Company’s Named Executive Officers in the financial year ended December 31, 2005.

Percent of
Total
		Options/		Market Value of
	Securities,	SARs		Securities
	Under	Granted to	Exercise	Underlying
	Options/SARs	Employees in	or	Options/SARs
NEO	Granted	Financial	Base Price	on the Date of	Expiration
Name	(#)	Year	($/Security)	Grant ($/Security)	Date
(a)	(b)	(c)	(d)	(e)	(f)
E. Leon Daniel,	500,000	13.6%	US$2.42	US$1,210,000	May 5,
President & CEO					2010
Aggregated Option Exercises
During the financial year ended December 31, 2005, no Named Executive Officers exercised options in 2005.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money Options at
	Shares		Options at December 31,	December 31, 2005
	Acquired	Aggregate	2005	($US)
	on Exercise	Value Realized	(#)
Name	(#)	($US)	Exercisable/Unexercisable	Exercisable/Unexercisable
E. Leon Daniel	—	—	266,667 / 400,000	104,301 / NIL
David N. Martin	—	—	3,400,000 / NIL	2,127,733 / NIL
Patrick Chua	—	—	48,000 / 12,000	—
Gerald Moench	—	—	40,000 / 10,000	—
W. Gordon Lancaster	—	—	150,000 / 100,000	—
Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2005.
Defined Benefit or Actuarial Plan Disclosure
The Company does not presently provide a pension plan for its employees. However, in 2001, the Company adopted a defined contribution retirement or thrift plan (“401(k) Plan”) to assist U.S. employees in providing for retirement or other future financial needs. Employees’ contributions (up to the maximum allowed by U.S. tax laws) were matched 90% by the Company in 2005 and are planned to increase to a maximum of 100% in 2006. The Company’s matching contributions to the 401(k) Plan were US$0.3 million for the year ended December 31, 2005 and US$0.2 million for each of the years ended December 31, 2004 and 2003.

Employment Contracts
The Company has written contracts of employment with Messrs. E. Leon Daniel and W. Gordon Lancaster. Otherwise, the Company has no written employment contracts or termination of employment or change of control arrangements with any of its directors or Named Executive Officers. Each of the written employment contracts the Company has with the Named Executive Officers allows the Company to terminate the Named Executive Officer for cause in which case the Named Executive Officer would have no entitlement to any compensation with respect to the termination. None of the contracts provides for a change of control arrangement.
Mr. Daniel’s contract provides for an annual salary of not less than US$300,000 over the term of employment of five years, commencing on April 30, 2002, unless terminated earlier in accordance with the provisions of the contract. Either party may terminate the contract upon one year’s notice provided however that the Company may terminate Mr. Daniel’s employment at any time without notice by paying him an amount equal to the lesser of one year’s salary or the prorated amount of his annual salary that he would have earned between the date of termination and the expiration of the contract term. Mr. Daniel is eligible to receive a cash bonus and a stock bonus each year, as determined by the Compensation Committee. Mr. Daniel is entitled to participate in the Company’s employee benefit programs on the same basis as all of the Company’s other employees.
As of January 1, 2004, the Company entered into an employment contract with Mr. Lancaster having no fixed term of employment and providing for an initial annual salary of US$200,000, subject to review annually by the Compensation Committee, and the same benefit entitlements available to the Company’s other executive officers. Under the terms of the contract, Mr. Lancaster was granted an initial incentive stock option to acquire 250,000 common shares of the Company, which vest over 4 years and expire on the 5th anniversary of the date of grant. The Company may terminate Mr. Lancaster’s employment for any reason by delivering to him six months’ written notice.
Composition of Compensation Committee
The Company’s Compensation Committee consists of Howard Balloch, R. Edward Flood and J. Steven Rhodes. None of Messrs. Balloch, Flood or Rhodes is, or at any time has been, an officer or employee of the Company or any of its subsidiaries. Since the beginning of the most recently completed financial year, which ended on December 31, 2005, none of Messrs. Balloch, Flood or Rhodes was indebted to the Company or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. None of the Company’s executive officers serve as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or board of directors of the Company.
Report on Executive Compensation
Our executive compensation program is administered by the Compensation Committee. The members of the Compensation Committee are all independent directors. Following review and approval by the Compensation Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Compensation Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.
Our approach to executive compensation is motivated by a desire to align the interests of our executive officers as closely as possible with the interests of Ivanhoe and its shareholders as a whole. In determining the nature and quantum of compensation for our executive officers we are seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of our short-term and long-term corporate goals; to ensure that the interests of our executive officers and the interests of our shareholders are aligned; to enable us to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in our industry for qualified personnel; and to recognize that the successful implementation of Ivanhoe’s corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance. We take all of these factors into account in formulating our recommendations to the Board of Directors respecting the compensation to be paid to each of our executive officers.
The compensation that we pay to our executive officers generally consists of cash, equity and equity incentives. Our compensation policy reflects a belief that an element of total compensation for our executive officers should be “at risk” in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value. The Compensation Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation Committee assesses the individual performance of our executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to our executive officers. The Compensation Committee is also responsible for considering grants of equity and equity incentives to non-executive management personnel under Ivanhoe’s Plan.
The base salaries of our executive officers have traditionally been determined using a subjective assessment of each individual’s performance, experience and other factors we believe to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, the compensation the individual could reasonably expect to receive from a competitor and Ivanhoe’s ability to pay. We have also considered recommendations from outside compensation consultants and used compensation data obtained from publicly available sources. We believe that the salaries we have traditionally paid to our executive officers reasonably approximate the median level of most of the comparative compensation data to which we had access. All of our executive officers are eligible to receive discretionary bonuses, based upon our subjective assessment of Ivanhoe’s overall performance in relation to its ongoing implementation of corporate strategy and achievement of corporate objectives and of each executive officer’s contribution to such performance and achievement.
The relationship of corporate performance to executive compensation under our executive compensation program is created, in part, through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of our equity-based executive compensation to shareholder return, measured by increases in the market price of our common shares. We also make, as and when we consider it warranted, recommendations to the Board of Directors respecting discretionary bonus awards of common shares to our employees, including our executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives.
Eligibility for participation from time to time in the various equity incentive mechanisms available under our Plan is determined after we have thoroughly reviewed and taken into consideration the individual performance and contribution to overall corporate performance by each prospective participant. All outstanding stock options that have been granted under our Plan were granted at prices not less than 100% of the fair market value of Ivanhoe common shares on the dates such options were granted.
Although Ivanhoe has, in the past, relied heavily upon incentive stock options to compensate its executive officers, we do not have a policy of granting additional incentive stock options to our executive officers on an annual basis. We continue to believe, however, that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to our executive officers are based on the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence our long-term growth and to reward outstanding individual performance and contributions to our business. Other factors influencing our recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to our executive officers in a given year include: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.
During 2005, Ivanhoe granted to Mr. Daniel, the Company’s Chief Executive Officer, incentive stock options exercisable to purchase up to 500,000 common shares at a price of US$2.42 per share. This award is made to incentivize Mr. Daniel and to align the financial rewards that would accrue to him based on Ivanhoe’s success as a result of his efforts with the interests of the shareholders as reflected in the market price of our common shares. Otherwise, Ivanhoe did not grant any incentive stock options to its Named Executive Officers during 2005.
During 2005, we conducted a review of our compensation policies and practices and we engaged outside consultants to provide an appropriate framework for the administration of salaries and bonus opportunities for all levels of our employees, including our executive and senior management. Following review of the findings, we adopted some general benchmarks for setting executive and management compensation at levels consistent with competitive industry standards and practices: (i) individual salaries would be targeted at the mid-points of ranges paid to equivalents in other similar companies; (ii) annual bonuses would be awarded on the basis of criteria established in each year, with 75% of a bonus to be tied to corporate-wide or departmental achievements measurable by quantifiable targets, project acquisitions (where relevant) and/or stock value, and the remaining 25% to be based on subjective criteria; (iii) annual bonuses would generally not exceed amounts that would bring individual compensation levels up to the top quartile of the competitive marketplace; (iv) bonuses would continue to be made up of a combination of cash and shares; and (v) the total budgetary burden of bonuses would be anticipated in annual budgeting.
Our Chief Executive Officer’s minimum salary is set by his employment contract, the material terms of which are described under “Employment Contracts”. This contract also provides that our Chief Executive Officer is eligible to receive, on an annual basis, a cash bonus and a non-cash bonus in an amount determined by the Compensation Committee based on such criteria as the Committee may determine from time to time.
The compensation paid to our Chief Executive Officer for the fiscal year ended December 31, 2005 was based on the same basic factors and criteria used to determine executive compensation generally. Having regard to the general benchmarks we adopted for setting executive compensation and based on our review of management salaries, we increased the cash compensation we pay to certain of our management, including our Chief Executive Officer, whose salary was increased by $28,000 for 2005 and 2006. We believe that there will continue to be some subjectivity involved in determining the compensation of our Chief Executive Officer. In determining an appropriate level of compensation for our Chief Executive Officer, we will continue to subjectively and qualitatively analyze Ivanhoe’s overall performance in relation to its ongoing implementation of corporate strategy and achievement of corporate objectives and of our Chief Executive Officer’s contribution to such performance and achievement. We will also consider our Chief Executive Officer’s level and scope of responsibility, experience and the compensation practices of other industry participants for executives of similar responsibility.
For the year ended December 31, 2005, no bonuses were granted to the Chief Executive Officer or any other Named Executive Officer except Messrs. Patrick Chua and Gerald Moench. This decision was based on the Committee’s view that, despite significant efforts and corporate achievements by management during 2005, the results of those efforts and achievements had not yet manifested themselves to a degree sufficient to warrant bonus grants, having regard to the expectations of the Board of Directors and Ivanhoe’s shareholders. Bonuses were awarded to Messrs. Chua and Moench as a one-time compensation equalization measure to address perceived under-compensation in certain prior years. For 2006 and in the future, we are continuing to develop and establish appropriate tangible criteria and identifiable objectives to assist in the determination of bonus awards.
Submitted on behalf of the Compensation Committee:
Mr. Howard R. Balloch
Mr. R. Edward Flood
Mr. J. Steven Rhodes

Performance Graph
The following graph and table compares the cumulative shareholder return on a CDN$100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2000 to December 31, 2005.

	As at December 31,
	(in Canadian Dollars)
	2000	2001	2002	2003	2004	2005
Ivanhoe Energy Inc.	$100	$30	$10	$65	$41	$17

S&P/TSX Composite Index	$100	$87	$77	$97	$111	$138
Director Compensation
All independent directors receive director fees of US$2,000 per month. The Company did not pay any other cash or fixed compensation to its directors for acting as such. The Company reimburses its directors for expenses they reasonably incur in the performance of their duties as directors and they are also eligible to participate in the Plan.

Equity Compensation Plan Information
The following is information respecting the Company’s existing equity compensation plans as at December 31, 2005:

Number of Securities
remaining available for
		Weighted average	future issuance under
	Number of Securities to	exercise price of	equity compensation
	be issued upon exercise	outstanding	plans (excluding
	of outstanding options,	options, warrants	securities reflecting in
Plan Category	warrants and rights	and rights (CDN$)	column (a)
Equity Compensation plans approved by
securityholders	10,278,388	$2.21	2,803,256
Equity Compensation plans not approved by
shareholders	N/A	N/A	N/A
Total	10,278,388	$2.21	2,803,256
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Other than routine indebtedness, at no time during the Company’s most recently completed financial year was any director, executive officer or senior officer of the Company, any proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive or senior officer or proposed nominee indebted to the Company or any of its subsidiaries or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than the following:
1.	During the year ended December 31, 2005, we paid US$1,007,460 to a wholly owned subsidiary of Ensyn Corporation, an unaffiliated company that was spun off from Ensyn Group, Inc. as a result of our acquisition of Ensyn Group, Inc. on April 15, 2005. Of this amount, US$172,646 was reimbursement of salary and expenses for one of our directors, Mr. Robert Graham, in his position as Chief Executive Officer and President of Ensyn Corporation. The remaining amount of $834,814 was paid to Ensyn Corporation’s wholly owned subsidiary during the year ended December 31, 2005 for technical services provided to us. Mr. Graham owns an approximate 24% equity interest in Ensyn Corporation.
2.	The Company is party to cost sharing agreements with other companies wholly or partially owned by Mr. Robert M. Friedland. Through these agreements, the Company shares office space, furnishings, equipment and communications facilities in Vancouver, Beijing and Singapore. The Company also shares the costs of employing administrative and non-executive management personnel at these offices. During the year ended December 31, 2005, the Company’s share of costs for the Vancouver and Singapore offices was US$1,075,120. In addition, the Company was reimbursed US$270,804 by Mr. Friedland’s companies for their share of costs for Beijing office services, which the Company administers. The companies with which the Company is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in them, are as follows:

R.M. Friedland
Company Name	Ownership Interest
Ivanhoe Mines Ltd.	31.92%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Ivanhoe Mines Ltd. owns 52.91% of the common shares of Jinshan Gold Mines Inc. and 47% of the common shares of Asia Gold Corp. as at December 31, 2005.
3.	During the year ended December 31, 2005, a company controlled by Mr. Shun-ichi Shimizu received US$896,715 for consulting services and out of pocket expenses.
4.	During the year ended December 31, 2005, Mr. Steven Rhodes received US$42,150 for consulting services and out of pocket expenses.
APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as the Company’s auditors at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been the Company’s auditors since April 8, 1997.
The following table summarizes the aggregate fees billed by Deloitte & Touche LLP:

	Year ended December 31,
	CDN ($000)
	2005	2004
Audit Fees (a)	$751	$314
Audit Related Fees (b)	45	134
Tax Fees (c)	75	124
All Other Fees (d)	—	—

	$871	$572

(a)	Fees for audit services billed in 2005 and 2004 consisted of:
•	Audit of the Company’s annual financial statements

•	Reviews of the Company’s quarterly financial statements

•	Comfort letters, statutory and regulatory audits, consents and other services related to Canadian and U.S. securities regulatory matters

•	Review of the Company’s internal controls over financial reporting in compliance with the requirements of the Sarbanes Oxley Act of 2002.
(b)	Fees for audit related services billed in 2005 and 2004 consist of financial and tax analysis in contemplation of the Company’s proposed merger with Ensyn Group, Inc.
(c)	Fees for tax services billed in 2005 and 2004 consisted of tax compliance and tax planning and advice:
•	Fees for tax compliance services totaled CDN$43,600 and CDN$58,000 in 2005 and 2004, respectively. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:
i.	Federal, state and local income tax return assistance

ii.	Preparation of expatriate tax returns

iii.	Assistance with tax return filings in certain foreign jurisdictions

•	Fees for tax planning and advice services totaled CDN$31,000 and CDN$66,000 in 2005 and 2004, respectively. Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of tax advice related to structuring certain proposed mergers, acquisitions and disposals.
(d)	All Other Fees includes fees for services billed in 2005 and 2004 other than the services reported as” Audit Fees”, “Audit Related Fees”, or “Tax Fees”.
In considering the nature of the services provided by Deloitte & Touche LLP, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Deloitte & Touche LLP and the Company’s management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the “SEC”) to implement the U.S. Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.
Audit Committee Pre-Approval Policy
Before Deloitte & Touche LLP is engaged by the Company or its subsidiaries to render audit or non-audit services, the engagement is approved by the Company’s Audit Committee.
The Audit Committee has adopted a pre-approval policy for audit or non-audit service engagements. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the “Disclosure Categories”) that Deloitte & Touche LLP may perform. The policy requires that, prior to the beginning of each fiscal year, a description of the services (the “Service List”) expected to be performed by Deloitte & Touche LLP in each of the Disclosure Categories in the following fiscal year be presented to the Audit Committee for approval. Services provided by Deloitte & Touche LLP during the following year that are included in the Service List are pre-approved following the policies and procedures of the Audit Committee.
Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant a specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.
In addition, although not required by the rules and regulations of the SEC, the Audit Committee generally requests a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence. On a quarterly basis, the Audit Committee reviews the status of services and fees incurred year-to-date against the original Service List and the forecast of remaining services and fees for the fiscal year.
MANAGEMENT CONTRACTS
Management functions of the Company and its subsidiaries are not performed by a person or persons other than the directors or senior officers of the Company.
CORPORATE GOVERNANCE
Until June 30, 2005, the rules and policies of the TSX required corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “TSX Guidelines”).
Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.

In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments took effect as of June 30, 2005.
The CSA Audit Committee Rules (with which the Company is in compliance) require:
•	a minimum three-member audit committee comprised solely of independent directors; and

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things, the responsibility for pre-approving all audit services and permissible non-audit services and the sole authority to appoint, determine funding for and oversee the outside auditors.
The CSA also announced, in April 2005, the adoption of Multilateral Instrument 58-101 and Multilateral Policy 58-201 (collectively, the “CSA Corporate Governance Disclosure Requirements”), which took effect as of June 30, 2005. The CSA Corporate Governance Disclosure Requirements replaced the TSX Guidelines and apply to the Company’s disclosure of its corporate governance practices for the year ended December 31, 2005. The CSA Corporate Governance Disclosure Requirements require the Company to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.
During 2003 and 2004, the board of directors implemented several changes to its corporate governance procedures to comply with the TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002, and U.S. corporate governance standards. As part of those changes the board of directors:
i.	approved and adopted a new mandate for the board;

ii.	appointed a Nominating and Corporate Governance Committee consisting exclusively of independent directors;

iii.	changed the composition of all committees of the board of directors to consist solely of independent directors;

iv.	adopted charters for each of the Company’s board committees, being the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, formalizing the mandates of those committees;

v.	formalized a management Disclosure Committee for the Company, with the mandate to oversee the Company’s disclosure practices; and

vi.	adopted a formal Code of Business Conduct and Ethics for the Company that governs the behaviour of directors, officers and employees.
The Company is engaged in an ongoing review of its corporate governance practices with reference to the CSA Corporate Governance Guidelines. The board of directors intends to consider additional changes to its corporate governance practices during the remainder of 2006 with a view to furthering its adherence to the CSA Corporate Governance Guidelines.
The Company’s common shares are also quoted on the NASDAQ Capital Market. As part of the sweeping changes to U.S. securities laws and regulations relating to corporate governance over the last four years brought on by the enactment of the Sarbanes-Oxley Act of 2002, the SEC enacted a number of new regulations relating to corporate governance standards for U.S.-listed companies and NASDAQ has implemented numerous changes to its market place rules respecting the corporate governance standards for NASDAQ-listed companies (the “NASDAQ Corporate Governance Rules”).
The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of boards of directors and board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a board should be comprised of a majority of independent directors. On the other hand, the NASDAQ Corporate Governance Rules are prescriptive and require that the board of a NASDAQ-listed company be comprised of a majority of independent directors.
Each of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.
Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Company, are exempt from any requirement of the NASDAQ Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Company believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act and the NASDAQ Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Company also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Company intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.
Board Composition
The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the Company. A “material relationship” is one that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.
A total of ten persons have been nominated for election as directors at the Meeting. Applying the definitions in the CSA Corporate Governance Guidelines, the board has determined that, if all such nominees are elected, the board will consist of five independent directors in Edward Flood, Howard Balloch, Steven Rhodes, Robert Pirraglia and Brian Downey and five non-independent directors in David Martin, Leon Daniel, Robert Friedland, Robert Graham and Shun-ichi Shimizu. Although the Company believes that Dr. Graham is independent of management and qualified as an independent director for the purposes of the CSA Corporate Governance Guidelines, his status as an executive officer of another company that is expected to furnish consulting and other services to one of the Company’s subsidiaries acquired in its April, 2005 merger with Ensyn Group, Inc. disqualifies him as an independent director under the applicable per se standards of the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules.
The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the board with a view to recommending adjustments to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests. There are currently ten directors on the board. The maximum number permitted under the Company’s articles of incorporation is eleven. This will facilitate adding an additional qualified candidate to the Company’s board as the opportunity to do so arises.
Mandate of the Board
Under the YBCA, the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The board of directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Company, to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.
The board’s mandate requires that the board be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, in accordance with the Company’s principles, and that the arrangements made for the management of the Company’s business and affairs are consistent with their duty described above. The board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Company.
In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, at each board meeting the board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Company’s business.
The mandate provides that the board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Company, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.
The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.

Each committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.
The board has adopted a strategic planning process which involves, among other things, the following:
(i) at least one meeting per year will be devoted to review of strategic plans that are proposed by management;
(ii) meetings of the board, at least quarterly, to discuss strategic planning issues;
(iii) the board reviews and assists management in forming short and long term objectives of the Company on an ongoing basis;
(iv) the board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the board receives periodic reports from management of the Company’s assessment and management of such risks. In conjunction with its review of operations which takes place at each board meeting, the board considers risk issues and approves corporate policies addressing the management of the risk of the Company’s business.
The board takes ultimate responsibility for the appointment and monitoring of the Company’s executive management. The board approves the appointment of executive management and reviews their performance on an ongoing basis.
The Company has a disclosure policy addressing, among other things, how the Company interacts with analysts and the public. The disclosure policy contains measures for the Company to avoid selective disclosure. The Company has a Disclosure Committee responsible for overseeing the Company’s disclosure practices. This committee consists of the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Controller, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Company’s legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The board reviews and approves the Company’s material disclosure documents, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and management proxy circular. The Company’s annual and quarterly financial reports are reviewed by the Audit Committee and recommended to the board prior to its release.
Meetings of the Board
The board of directors has mandated regular annual and quarterly meetings. In addition, the board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the board on a regular basis, and solicits the advice of the board members on matters falling within their special knowledge or experience.
Board Committees
The Company has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.
     Audit Committee
The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.
The Audit Committee currently consists of Messrs. Downey, Balloch and Pirraglia. The CSA Audit Committee Rules provide for audit committees to consist solely of independent directors. Messrs. Downey, Balloch and Pirraglia are all independent directors for the purposes of the CSA Audit Committee Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committees. Mr. Downey has been determined by the Board of Directors to be an Audit Committee financial expert. The Company believes that Mr. Downey’s prior experience working as a Certified Management Accountant and significant financial and business experience at the executive levels of management qualifies him to be an Audit Committee financial expert.
The board has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
The Company has adopted an updated Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The board will review and reassess the adequacy of the Audit Committee charter on an annual basis.
The Audit Committee has regular access to the Chief Financial Officer of the Company. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the committee’s discretion.
     Compensation Committee
The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes. Each member of the committee qualifies as an independent director for the purposes of the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules.
    Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors with respect to developments in the area of corporate governance and the practices of the board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Company’s approach to governance issues. The Committee is also responsible for reporting to the board with respect to appropriate candidates for nominations to the board, for overseeing the execution of an assessment process appropriate for the board and its committees for evaluating the performance and effectiveness of the board.
The Nominating and Corporate Governance Committee of the board currently consists of Messrs. Balloch, Flood and Rhodes. Each member of the committee qualifies as an independent director for the purposes of the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules.

Code of Business Conduct and Ethics
The Company has a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Company does business. The Code of Business Conduct and Ethics provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and that the Company requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Company’s Code of Business Conduct and Ethics has been filed as Exhibit 14.1 to its 2005 Annual Report on Form 10-K. A copy of the Code of Business Conduct and Ethics may be obtained, without charge, by request to Ivanhoe Energy Inc., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary or by phone to 604-688-8323.
CSA Corporate Governance Guidelines
The Company’s statement of corporate governance practices with reference to the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.
OTHER BUSINESS
Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Company.
ADDITIONAL INFORMATION
Copies of the Company’s annual reports on Form 10-K, the Company’s quarterly reports on Form 10-Q, the Company’s current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on or through the Company’s website at www.ivanhoe-energy.com or through the SEC’s website at www.sec.gov. Additional information relating to the Company is available free of charge on or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This includes the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year which may be viewed on the SEC’s website or on the SEDAR website. Finally, securityholders may contact the Company directly to receive copies of information relating to it, including its financial statements and management’s discussion and analysis, without charge, upon written or oral request to Beverly A. Bartlett, Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323.
DATED at Vancouver, British Columbia as of the 17th day of March, 2006.
BY ORDER OF THE BOARD
BEVERLY A. BARTLETT
CORPORATE SECRETARY

SCHEDULE “A”
Corporate Governance Practices
     Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Company to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT[1]		COMMENTS
1.	Board of Directors — (a) Disclose the identity of directors who are independent.	The Board of Directors has reviewed the independence of each Director on the basis of the definition in section 1.4 of MI 52-110, as amended and the applicable provisions of the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Company. A “material relationship” is one that would, or, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that one-half (5 out of 10) of the nominees proposed by management for election to the Board are independent from the Company. The following nominees have been affirmatively determined to be independent by the Board:

R. Edward Flood

Howard R. Balloch

J. Steven Rhodes

Robert A. Pirraglia

Brian F. Downey

This determination was made on the basis that:

(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Company;

(b) they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Company’s external auditors firm;

(c) they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Company’s executives served on that entity’s compensation committee;

(d) they (and their immediate family members) did not receive more than US$60,000 in direct compensation from the Company (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

1 Reference is made to the items in Form 58-101F.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT[1]	COMMENTS
(e) they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years.

In determining that Mr. Flood is an independent director, the board has considered his position as a director, senior officer and member of management of Ivanhoe Mines Ltd. and other companies in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder. The board noted that Mr. Friedland does not participate in the day to day management of the Company’s affairs (although he is consulted regularly by management personnel in respect of key management decisions). The board also noted, however, that Mr. Flood has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Flood is independent from management of the Company and that his business relationship with Mr. Friedland is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

In determining that Mr. Rhodes is an independent director, the board has considered his former position as a managing director of Institutional Investors Consulting Company, a Texas corporation, which has, in the past, provided consulting services to the Company. The board has noted that the only consulting services fee payment made by the Company to Institutional Investors Consulting Company for consulting services rendered was made on or about March 12, 2003 and, as of January 6, 2004, Mr. Rhodes resigned as managing director of Institutional Investors Consulting Company. The board has also considered the consulting fees paid to Mr. Rhodes in 2005 in the amount of US$42,150 for miscellaneous consulting services provided during the year. The board notes that these fees were paid on an infrequently occurring ad hoc basis based on a request for assistance by the Company. The board also noted that Mr. Rhodes has no other business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Rhodes is independent from management of the Company and that his past business relationship with the Company is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT[1]		COMMENTS
In determining that Mr. Balloch is an independent director, the board considered the fact that he is a director of and formerly had a limited consulting arrangement with Ivanhoe Mines Ltd., a company in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder, pursuant to which Mr. Balloch provided advice from time to time on Asian business and regulatory matters. The board considered the limited nature of this former relationship and also noted that Mr. Balloch has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Balloch is independent from management of the Company and that his former business relationship with Ivanhoe Mines Ltd. is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

In determining that Mr. Pirraglia is an independent director, the board considered the fact that prior to the completion of the Company’s merger with Ensyn Group, Inc., Mr. Pirraglia was an executive officer and director of Ensyn Group, Inc. and remains an executive officer and director of Ensyn Corporation, a company spun out to the former shareholders of Ensyn Group, Inc. prior to the completion of the merger. The board noted that Mr. Pirraglia has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Pirraglia is independent from management of the Company and that his former relationship with Ensyn Group, Inc. and his ongoing relationship with Ensyn Corporation is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

In determining that Mr. Downey is an independent director, the board noted that, to their knowledge and apart from his role as a director in itself, Mr. Downey has no direct or indirect material relationship to the Company, including in particular, no relationship related to the five criteria listed above.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board of Directors has determined, after reviewing the roles and relationships of each of the Directors, that the following 5 out of 10 nominees proposed by management for election to the Board are not independent from the Company:

David R. Martin: Chairman

E. Leon Daniel: President and Chief Executive Officer

Robert M. Friedland: Deputy Chairman

Shun-ichi Shimizu

Dr. Robert G. Graham

Messrs. Martin and Daniel are not independent directors by virtue of their capacity as members of the Company’s senior management.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT[1]		COMMENTS
Mr. Friedland, although not a member of the Company’s management team, works closely with management personnel on matters relating to the implementation of the Company’s corporate strategy, financing, evaluation of corporate opportunities and investor relations. Mr. Friedland does not participate in the day to day management of the Company’s affairs but is consulted regularly by the Company’s management personnel in respect of key management decisions. Insofar as Mr. Friedland is not a member of the Company’s senior management, but is regularly consulted by management personnel as described above, the Company considers Mr. Friedland to be a non-independent director.

Mr. Shimizu, although not currently an active member of the Company’s senior management team, is the managing director of a consulting company that provides ongoing consulting services to the Company for which the consulting company receives a monthly retainer from the Company. Mr. Shimizu is also expected to take an active role as managing director of the Company’s Japanese subsidiary, as part of the development and implementation of the Company’s future strategy. As such, the Company considers Mr. Shimizu to be a non-independent director.

Although the Company believes that Dr. Graham is independent of management, his status as an executive officer of another company that furnishes consulting and other services to one of the Company’s subsidiaries acquired in its merger with Ensyn Group, Inc. disqualifies him as an independent director under the applicable per se standards of the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules. Accordingly, the Company considers Dr. Graham to be a non-independent director.

(c)	Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	One-half or five of the ten nominees proposed by management for election to the Board are independent from the Company. In addition, although certain other directors, such as Dr. Graham, are not considered to be independent for the reasons set forth in Item 1(a) above, they are not members of management and the Board considers them to be sufficiently independent of management of the Company to permit their exercise of independent judgment in carrying out their responsibilities.

The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the board with a view to recommending adjustments to ensure that the board has a balanced representation among management, independent directors and the Company’s major shareholder, and is of a size that facilitates effective decision-making, given the Company’s stage of development and the size and complexity of its business. The board seeks to achieve a greater representation of independent directors and has

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT[1]			COMMENTS
determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other public entities for each of the nominees are set out in the table under “Election of Directors”.

	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Effective November 3, 2005, the Board approved the concept of holding regularly scheduled meetings of non-management directors. Prior to the March 2006 Board meeting, the non-management directors held their first regularly scheduled meeting without management directors being present. The non-management directors plan, as a matter of policy, to continue meeting separately from the management directors prior to each regularly scheduled board meeting.

	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Mr. Martin, a non-independent director, currently serves as Chairman of the board of directors. The board continues to discuss structures and procedures to ensure that it can function independently of management. The Nominating and Corporate Governance Committee has recommended that the board consider the creation of the position of lead director within the first six months of 2006 with specific responsibility for maintaining the independence of the board and ensuring that the board carries out its responsibilities.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The Board held five meetings in the 2005 financial year and each of the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee also met four times during the year. A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2005, are set out under “Attendance of Board and Committee Members”.

2.	Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		The board of directors has assumed responsibility for the stewardship of the Company and has adopted a formal mandate (as described in this Management Proxy Circular under the heading “Corporate Governance – Mandate of the Board”) setting out its stewardship responsibilities.

The mandate of the Board is available on the Company’s website (www.ivanhoe-energy.com). A copy may also be obtained upon request to the Corporate Secretary of the Company, Suite 654, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT1

3. Position Descriptions —
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
COMMENTS

The board of directors plans to develop written position descriptions for the Chair, the chair of each board committee and the CEO prior to the end of 2006. Historically, the respective roles and responsibilities of the chair of the Board of Directors and the chair of each board committee have been delineated informally with reference to the Board mandate and the charter of each committee.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The roles and responsibilities of the CEO have also, to date, been delineated informally in tandem with the development and evolution of the Company’s corporate strategy.

4. Orientation and Continuing Education —
(a)	Briefly describe what measures the board takes to orient new members regarding:
(i)	the role of the board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business
The Company takes steps to ensure that prospective directors fully understand the role of the board and its committees and the contribution individual directors are expected to make, including, in particular the commitment of time and energy that the Company expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Company’s business. Directors are provided with the opportunity to make site visits to the Company’s properties.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Management and outside advisors provide information and education sessions to the board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Company, its business and the environment in which it operates as well as with developments in the responsibilities of directors.
Presentations are made to the board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.
In addition, directors are encouraged to take courses relevant to the Company and its business, particularly with respect to corporate governance and the energy industry.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT1

5. Ethical Business Conduct —
(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:
(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
COMMENTS

The Company has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Company does business. The Code of Business Conduct and Ethics provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Company requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Company’s Code of Business Conduct and Ethics has been filed as Exhibit 14.1 to its 2005 Annual Report on Form 10-K. A copy of the Company’s Code of Business Conduct and Ethics may be obtained, without charge, by request to Ivanhoe Energy Inc., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, or by phone to 604-688-8323.

The Audit Committee monitors compliance with the Code of Business Conduct and Ethics through its oversight of the Company’s Whistleblowing Policy.
The Board has not granted any waiver of the Code of Business Conduct and Ethics in favour of a director or executive officer. Accordingly, no material change report has been required or filed.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Company has developed and the Nominating and Corporate Governance Committee has approved various corporate policies including the Corporate Disclosure, Confidentiality and Securities Trading Policies, Corporate Disclosure Procedures, the Whistleblowing Policy and the Corporate Approval Authorities Policy and Procedures.

6. Nomination of Directors —
(a)	Describe the process by which the board identifies new candidates for board nomination.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The board has a Nominating and Corporate Governance Committee consisting of Messrs. Flood, Balloch and Rhodes, all of whom are independent directors under the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules. Mr. Balloch has been appointed as Chairman of the committee. The full board determines, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it should seek in new board members in order to add value to the Company. Based on this framework, the Nominating and Corporate Governance Committee has responsibility for identifying nominees to the board and proposing to the full board new nominees, and for assessing directors on an ongoing basis.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT1

COMMENTS

If vacancies occur on the Board, the Nominating and Corporate Governance Committee will recommend nominees to the Board, review the qualifications of prospective members and determine their relevance, taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.
The board seeks to achieve a greater representation of independent directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Company.
The mandate of the Nominating and Corporate Governance Committee is available on the Company’s website (www.ivanhoe-energy.com). A copy may also be obtained upon request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.

7. Compensation —
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Compensation Committee reviews and makes recommendations to the board regarding the adequacy and form of the compensation for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Company receive no additional remuneration for their services as Directors.
The Compensation Committee has responsibility for recommending compensation for the Company’s officers to the Board. CEO compensation is approved by the Compensation Committee. See “Report on Executive Compensation”.
The Company’s independent directors receive director’s fees of $2,000 per month but the Company does not pay any other cash or fixed compensation to its directors for acting in such capacity. Directors of the Company are compensated primarily through the grant of stock options.
Effective March 8 2006, the Company has implemented a corporate policy whereby directors are required to own, within two years of joining the Board, a number of common shares of the Company, exclusive of incentive stock options, equal in value to three times their annual cash compensation for acting as directors. Incumbent directors have until March 2008 to comply. .

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT1

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
COMMENTS

The Compensation Committee comprises three Directors, all of whom have been affirmatively determined by the Board to be independent.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The duties and responsibilities of the Compensation Committee include the development of a compensation philosophy and policy; evaluating the Chief Executive Officer, reviewing Chief Executive Officer and senior executives compensation, and monitoring equity incentive arrangements. Effective March 8, 2006, the Company has implemented a corporate policy whereby the CEO is required to own a number of common shares of the Company, exclusive of incentive stock options, equal in value to two times his annual salary.
The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes. Each member of the committee is an independent director for the purposes of the CSA Corporate Governance Guidelines and the NASDAQ Corporate Governance Rules.
The Compensation Committee Mandate is available on the Company’s website (www.ivanhoe-energy.com). A copy may also be obtained upon request to the Corporate Secretary, Suite 654, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Gurr Lane & Associates were retained by the Compensation Committee to prepare a director compensation report to assist the Committee in the determination of corporate non-management director pay levels (cash and stock compensation). They were mandated to provide the review based on pay levels provided to similar sized companies in the US and Canada, as well as oil and gas companies in North America with international operations.
Gurr Lane & Associates were also mandated by the Compensation Committee to prepare a report to assist the Committee in the development of an appropriate compensation strategy for executives and senior management positions. The marketplace defined was similar-sized North American oil and gas

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT1

COMMENTS

companies, with international operations, adjusted as necessary for the energy technology marketplace. The proposals were intended to address salary, annual bonus and stock options.
Gurr Lane & Associates’ fee for the two reports was CDN$35,000.

8.	Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The board, its committees and individual directors have not to date been regularly assessed with respect to their effectiveness and contribution. However, the Board has approved for 2006 and future years a process developed by the Nominating and Corporate Governance Committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors, on an annual basis.

Exhibit 2
IVANHOE ENERGY INC.
Suite 654
999 Canada Place, Vancouver, B.C.  V6C 3E1
Telephone No.: 604-688-8323  Fax No.:  604-682-2060
PROXY
This proxy is solicited by the management of IVANHOE ENERGY INC. (the “Company”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 4, 2006.
The undersigned hereby appoints David R. Martin, Chairman of the Company, or failing him, Beverly A. Bartlett, Secretary of the Company, or instead of either of the foregoing, (insert name)                                                                                                     , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in Suite 629 - 999 Canada Place, Vancouver, British Columbia at 1:30 PM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS

The nominees proposed by management of the Company are:

	DAVID R.MARTIN	FOR ☐	WITHHOLD ☐
	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	E. LEON DANIEL	FOR ☐	WITHHOLD ☐
	R.EDWARD FLOOD	FOR ☐	WITHHOLD ☐
	SHUN-ICHI SHIMIZU	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	J. STEVEN RHODES	FOR ☐	WITHHOLD ☐
	ROBERT G. GRAHAM	FOR ☐	WITHHOLD ☐
	ROBERT A. PIRRAGLIA	FOR ☐	WITHHOLD ☐
	BRIAN DOWNEY	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

4.	Upon any other matter that properly comes before the meeting.
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.
.

DATED: , 2006.

Signature of Shareholder

(Please print name here)
Note: If not dated, this proxy is deemed to be dated on the day sent by the Company.

Affix label here
Name of Shareholder
Address of Shareholder

(Please advise the Company of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is deposited with CIBC Mellon Trust Company, by facsimile to (604) 688 4301 or (416) 368 2502, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot and where a choice with respect to a matter to be acted on is specified, the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Exhibit 3
SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Energy Inc. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.
1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a) annual reports including financial statements;
b) quarterly reports, including financial statements;
c) notices of meetings of shareholders, management information circulars and forms of proxy; and
d) such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoeenergy.com (the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.
The Company will advise you by e-mail when the documents are available on the Website.
3.	The viewing, downloading and/or saving of a Document requires me to use:
a) a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;
b) access to an Internet service provider;
c) the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);
d) the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and
e) an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.
4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.
I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to: or	Print and fax this form to:
CIBC Mellon Trust Company	1- 604-688-4301
PO Box 1900
Vancouver, BC
V6C 3K9

CIBC Mellon Trust Company	1-416-643-5660
PO Box 7010	1-416-643-5661
Adelaide Street Postal Station
Toronto, ON
M5C 2W9

Exhibit 4
SUPPLEMENTAL RETURN CARD
May 4, 2006

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IVANHOE ENERGY INC. (the “Company”)
National Instrument 54-101/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements, please complete, sign and return this document to CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9.
AS THE SUPPLEMENTAL LIST IS UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

I CERTIFY THAT I AM A:           REGISTERED / NON-REGISTERED
(Please Circle)
SHAREHOLDER OF
IVANHOE ENERGY INC.

Name of Shareholder:

Please Print

Address:

Postal Code:

Signature:

Date:

E-Mail Address:

Exhibit 5

IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 4, 2006
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 – 999 Canada Place, Vancouver, British Columbia on Thursday, May 4, 2006, at 1:30 PM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2005 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed March 23, 2006 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular and a Form of Proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2005, and the auditor’s report thereon, were mailed to shareholders on or about March 31, 2006.
A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the Form of Proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 17th day of March, 2006.

BY ORDER OF THE BOARD OF
DIRECTORS

“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary

Exhibit 6
Letter to Shareholders
Dear Fellow Shareholders,
Ivanhoe Energy’s goal continues to be the pursuit of long-term growth in our oil and gas production and reserve base. Our strategy is to accomplish this through the application of our key proprietary heavy oil upgrading technology (HTL) to book reserves, along with state-of-the-art drilling and enhanced oil recovery (EOR) techniques and the conversion of natural gas to liquids (GTL).
This past year was one of significant accomplishment for us, with the acquisition of Ensyn Group Inc. and its proprietary heavy oil upgrading technology in the second quarter of 2005. We consider the acquisition of this technology to be a major advance in the implementation of our corporate strategy. We see a clear worldwide need for this technology and it provides us with significant opportunities to broaden our access to projects that might not otherwise be available to us. We believe that the value of this technology can be maximized by using it to enter into agreements to acquire oil reserves and actively participate in heavy oil development projects by building and owning the projects rather than licensing the technology to third parties.
In 2005, we made considerable progress in our business development efforts for the application of this technology. We have been assembling an excellent implementation team of experienced heavy oil experts and engineers to run our heavy oil upgrading business. We have also been negotiating specific projects, while at the same time maintaining focus on the attainment of performance goals at the Commercial Demonstration Facility (CDF) in California. Once the final commercial test phase is complete, we expect to finalize negotiations with heavy oil resource owners and move forward with oil field development plans, which will include heavy oil upgrading.
During 2005 we were engaged in the normal commissioning process for a new processing facility, and also completed a number of enhancements to the CDF in order to proceed with the commercialization phase of this breakthrough technology. In early 2006 we achieved important performance goals at the CDF, which were key milestones required before proceeding with site-specific design and engineering of full commercial 10,000 to 15,000 barrel per day heavy oil upgrading plants.
Our newly acquired heavy oil upgrading technology produces lighter, more valuable crude oil at lower costs and in smaller-sized plants than conventional technologies. It addresses the four key challenges to heavy oil development:
•	the facilities can be field-located and cost-effective at a scale as low as 10,000 to15,000 barrels-per-day, which can be installed in multiple units if higher capacity is required;

•	the value of the upgraded heavy oil is substantially increased;

•	the viscosity of the upgraded product is dramatically reduced, allowing it to be transported by pipeline without the need for light blend oils; and

•	significant amounts of by-product energy are produced, as an on-site source for the production of the steam and/or power used in heavy oil recovery.
Our heavy oil upgrading technology provides significant incremental value, flexibility and risk avoidance to heavy oil and bitumen producers. The technology can be applied in areas with existing infrastructure, such as California and Western Canada. It is also a unique option for the development of “stranded” heavy oil or tar sands deposits that cannot be produced due to lack of on-site energy, such as natural gas to make steam, or transportation challenges when the oil is too heavy to flow. We have seen a number of examples of these stranded assets in South America, North Africa and the Middle East. We believe that the innovative characteristics of our “Heavy-To-Light” oil process will provide us with an opportunity to significantly increase our base of oil reserves worldwide through joint venture and production sharing arrangements.
Operating Results
Our revenues continued to grow in 2005, rising 66% over 2004, following an 86% increase in 2004. Our production volumes were up 26% in 2005 in the United States and China to an average of 1,738 net barrels of oil equivalent per day, following a 41% increase in 2004, and we were also helped by continuing record high oil prices. We again met our goal of achieving positive cash flow from operations, with cash flow from operations more than doubling in 2005 to $9.4 million, after reporting $4 million for 2004. Our operating cash flow covers our day-to-day expenses, as well as the offices that we maintain around the world, our senior level consulting staff and the cost of our business development activities.
Our net loss in 2005 was reduced from our 2004 and 2003 losses; however our relatively modest production compared to the significant cash need for our very extensive business and product development activities, higher depletion, and the $5 million impairment of our Dagang oil project in China, resulted in a loss for the year of $13.5 million. This compares to a loss of $20.7 million in 2004 and $30.2 million in 2003.
We closed three special warrant financings and generated funds from the exercise of stock options and common share purchase warrants in 2005 for net proceeds of $26.7 million and $6.2 million respectively. These funds, combined with the cash flow of $9.4 million generated by our operations and $8 million of new debt obligations, were sufficient to fund our investing activities for the year, including the $10 million cash portion of the Ensyn acquisition.
Outlook
The most significant element in our strategy of building oil and gas production and reserves is the application of our heavy oil upgrading technology to developed and undeveloped heavy oil fields. Our most valuable assets are this patented technology and our people with their technical experience and long records of accomplishment. We are becoming increasingly confident in the technology’s ability to launch us to the forefront of heavy oil development and have laid the foundation for commercial implementation.

2

We made significant strides in our business development efforts and in the attainment of various performance goals at the CDF in 2005. During 2006, our priority is to build on the positive test results achieved at the CDF and to work towards the establishment of partnerships with owners of heavy oil reserves to build and operate a commercial heavy oil upgrading facility.
In addition, we will continue to develop our existing fields and undertake low-risk exploration activities in order to increase production with a view to meeting our goal of funding our ongoing operations and business development, before capital expenditures. Our capital investment budget for 2006 is $37.4 million, which includes the continued advancement of our technologies and development of business initiatives around the world and development of our producing fields, with further modest exploration in the U.S. and China.
We plan to seek financing as needed from equity markets, project lenders, joint ventures or other potential financing sources to complete our 2006 capital investment program, to pursue acquisitions of proven and probable reserves and to deploy our HTL and GTL technologies. In addition, we plan to complete the merger of our China subsidiary with a U.S. public corporation, resulting in a stand-alone entity, which will have enhanced cash flow, new capital and a financing platform to independently grow our oil and gas operations in China.
The opportunities that we see before us, particularly in the development of heavy oil, are tremendous. We are making excellent progress on the testing of our technology and are organizing our company around the pursuit of significant heavy oil projects. We appreciate the ongoing support of our shareholders as we bring this exciting new technology to the industry.
Sincerely,

/s/ David Martin	/s/ Leon Daniel

David Martin	Leon Daniel
Chairman of the Board	President and Chief Executive Officer

March 24, 2006

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